As filed with the Securities and Exchange Commission on February 20, 2015

Registration No. 333-202179

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Pre-Effective Amendment No. 1 to

FORM F-10

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

STUDENT TRANSPORTATION INC.

(Exact name of registrant as specified in its charter)

Ontario	4151	n/a
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number, if applicable)

160 Saunders Road, Unit 6

Barrie, Ontario, Canada L4N 9A4

(Address and telephone number of registrant’s principal executive offices)

Patrick J. Walker

Executive Vice President and Chief Financial Officer

Student Transportation Inc.

3349 Highway 138

Building A, Suite C

Wall, New Jersey 07719

(732) 280-4200

(Name, address, including zip code, and telephone number, including area code, of agent for service in the United States)

Copies to:

Barry L. Fischer, Esq. Thompson Coburn LLP 55 East Monroe Street 37th Floor Chicago, Illinois 60603 USA	Andrew J. Beck, Esq. Torys LLP 1114 Avenue of the Americas 23rd Floor New York, New York 10036-7703 USA	Kevin Morris, Esq. Torys LLP 79 Wellington Street West Suite 3000 Box 270, TD Centre Toronto, ON M5K 1N2

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective

Province of Ontario, Canada

(Principal jurisdiction regulating this offering (if applicable))

It is proposed that this filing shall become effective (check appropriate box)

A.	☐	upon filing with the Commission, pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada).

B.	☒	at some future date (check the appropriate box below)

	1.	☐	pursuant to Rule 467(b) on (date) at (time) (designate a time not sooner than 7 calendar days after filing).

	2.	☐	pursuant to Rule 467(b) on (date) at (time) (designate a time 7 calendar days or sooner after filing) because the securities regulatory authority in the review jurisdiction has issued a receipt or notification of clearance on (date).

	3.	☐	pursuant to Rule 467(b) as soon as practicable after notification of the Commission by the Registrant or the Canadian securities regulatory authority of the review jurisdiction that a receipt or notification of clearance has been issued with respect hereto.

	4.	☒	after the filing of the next amendment to this Form (if preliminary material is being filed).

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box ☐.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per unit	Proposed maximum aggregate offering price(2)	Amount of registration fee (2)
Common Shares	N/A(1)	N/A(1)	US$69,099,729.84	US$8,029.39(3)

(1)	There are being registered under this Registration Statement such indeterminate number of common shares of the Registrant as shall have an aggregate offering price not to exceed CDN$86,277,600
(2)	Estimated solely for the purposes of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended. U.S. dollar amounts are based upon the Bank of Canada noon exchange rate of US$0.8009= CDN$1.00 on February 19, 2015.
(3)	Previously paid.

PART I

INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

A copy of this amended and restated preliminary short form prospectus has been filed with the securities regulatory authorities in each of the provinces and territories of Canada but has not yet become final for the purposes of the sale of securities. Information contained in this amended and restated preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the secretary of Student Transportation Inc. at 3349 Highway 138, Building A, Suite C, Wall, New Jersey 07719, telephone 732-280-4200, and are also available electronically at www.sedar.com.

AMENDED AND RESTATED PRELIMINARY SHORT FORM PROSPECTUS AMENDING AND RESTATING THE PRELIMINARY SHORT FORM PROSPECTUS DATED FEBRUARY 19, 2015

New Issue	February 20, 2015

STUDENT TRANSPORTATION INC.

C$7.20

10,420,000 Common Shares

This short form prospectus qualifies the distribution (the “Offering”) of 10,420,000 common shares (“Common Shares”) of Student Transportation Inc. (the “Issuer”). The Issuer will utilize the proceeds from the sale of the Common Shares to repay indebtedness and for general corporate purposes. The Issuer’s registered head office is located at 160 Saunders Road, Unit 6, Barrie, Ontario, L4N 9A4.

The issued and outstanding Common Shares are listed on the Toronto Stock Exchange (the “TSX”) and on the NASDAQ Global Select Market (the “NASDAQ”) under the symbol “STB”. On February 19, 2015, the last trading day prior to the public announcement of this Offering, the closing price of the Common Shares on the TSX was C$7.44 per Common Share and on the NASDAQ was US$5.95 per Common Share. The terms of the Offering were determined by negotiation between the Issuer and Scotia Capital Inc., National Bank Financial Inc., BMO Nesbitt Burns Inc., TD Securities Inc., Stifel, Nicolaus & Company, Inc., Raymond James Ltd. and HSBC Securities (Canada) Inc. (collectively, the “Underwriters”).

Price: C$7.20 per Common Share

	Price to the Public(1)	Underwriters’ Fee	Proceeds to Issuer(2)
Per Common Share	$7.20	$0.288	$6.912

Total(3)	$75,024,000	$3,000,960	$72,023,040

Notes:

(1)	The price of the Common Shares has been determined by negotiation between the Issuer and the Underwriters.
(2)	Before deducting the expenses of the Offering which are estimated to be approximately $900,000.
(3)	The Issuer has granted the Underwriters an option (the “Over-Allotment Option”), exercisable for a period of up to 30 days following the closing of the Offering, to purchase up to an additional 1,563,000 Common Shares at the initial Offering price. If the Over-Allotment Option is exercised in full, the total Price to the Public, the Underwriters’ Fee and the Proceeds to the Issuer will be $86,277,600, $3,451,104 and $82,826,496, respectively. A purchaser who acquires Common Shares forming part of the Over-Allotment Option acquires those Common Shares under this short form prospectus, regardless of whether the Over-Allotment Option is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. Please see “Plan of Distribution (Conflict of Interest)”.

(continued on next page)

The following table sets out the number of Common Shares that are issuable by the Issuer to the Underwriters pursuant to the Over-Allotment Option.

Underwriters’ Position	Maximum Number of Securities Available	Exercise Period	Exercise Price
Over-Allotment Option	1,563,000 Common Shares	30 days following the closing of the Offering	$7.20 per Common Share

The Issuer has applied to list the securities distributed under this amended and restated preliminary short form prospectus on the TSX and has notified the NASDAQ as to the additional shares to be listed. Listing on the TSX will be subject to the Issuer fulfilling all the listing requirements of the TSX.

An investment in the Common Shares involves a high degree of risk. An investment in the Common Shares should be considered speculative due to various factors, including the nature of the Issuer’s business. An investment in the Common Shares should only be made by persons who can afford the total loss of their investment. See “Special Note Regarding Forward-Looking Information” and “Risk Factors”.

This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by Canada and the United States, to prepare this prospectus in accordance with the disclosure requirements of Canada. Prospective investors should be aware that such requirements are different from those of the United States.

Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in Canada or resident in, or citizens of, the United States may not be described fully herein.

The enforcement by investors of civil liabilities under the federal securities laws may be affected adversely by the fact that the Issuer is incorporated or organized under the laws of Canada, that some or all of its officers and directors may be residents of Canada, that some or all of the underwriters or experts named in the registration statement may be residents of Canada, and that all or a substantial portion of the assets of the Issuer and said persons may be located outside the United States.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Underwriters, as principals, conditionally offer the Common Shares, subject to prior sale, if, as and when issued by the Issuer and accepted by the Underwriters in accordance with the conditions contained in the agreement dated February 20, 2015 between the Issuer and the Underwriters in respect of the Offering (the “Underwriting Agreement”) referred to under “Plan of Distribution (Conflict of Interest)” and subject to approval of certain legal matters on behalf of the Issuer by Goodmans LLP, with respect to Canadian legal matters, and by Thompson Coburn LLP, with respect to US legal matters, and on behalf of the Underwriters by Torys LLP with respect to Canadian and US legal matters. The Common Shares are to be taken up by the Underwriters, if at all, on or before a date not later than 42 days after the date of receipt of the short form prospectus.

One or more bank affiliates of each of Scotia Capital Inc., National Bank Financial Inc., BMO Nesbitt Burns Inc., TD Securities Inc., Raymond James Ltd., and HSBC Securities (Canada) Inc. is a lender to affiliates of the Issuer under existing credit facilities. Consequently, the Issuer may be considered a connected issuer of Scotia Capital Inc., National Bank Financial Inc., BMO Nesbitt Burns Inc., TD Securities Inc., Raymond James Ltd., and HSBC Securities (Canada) Inc. under applicable securities laws in certain Canadian provinces and territories. See “Relationship between Issuer and Underwriters”.

Subject to applicable laws, the Underwriters may, in connection with the Offering, effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail on the open market. See “Plan of Distribution (Conflict of Interest)”.

Subscriptions for Common Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Book-entry only certificates representing the Common Shares will be issued in registered form to The CDS Clearing and Depository Services Inc. (“CDS”) and The Depository Trust Company (“DTC”) or their respective nominees as registered global securities and will be deposited with CDS or DTC, as applicable, on the date of issue of the Common Shares, which is expected to occur on or about March 6, 2015. Holders of Common Shares will not be entitled to receive physical certificates representing their ownership. See “Plan of Distribution (Conflict of Interest)”.

The Underwriters may offer the Common Shares at lower prices than stated above. See “Plan of Distribution (Conflict of Interest)”.

The Offering is in Canadian dollars (“$”). The reporting currency of the Issuer is the United States dollar. See “Exchange Rates”.

Prospective investors should rely only on the information contained or incorporated by reference in this short form prospectus. The Issuer has not authorized anyone to provide different information. If an investor is provided with different or inconsistent information, he or she should not rely on it. The Issuer is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. Prospective investors should assume that the information appearing in this short form prospectus is accurate as of the date on the front cover of this short form prospectus only, regardless of the time of delivery of this short form prospectus or of any sale of the Common Shares.

ELIGIBILITY FOR INVESTMENT

In the opinion of Goodmans LLP, counsel to the Issuer, and Torys LLP, counsel to the Underwriters, based on the provisions of the Income Tax Act (Canada) (the “Tax Act”), provided that the Common Shares are listed on a “designated stock exchange” as defined in the Tax Act, which currently includes the TSX and the NASDAQ, the Common Shares would be, if issued on the date hereof, qualified investments under the Tax Act for trusts governed by registered retirement savings plans (“RRSPs”), registered retirement income funds (“RRIFs”), registered education savings plans, deferred profit sharing plans, registered disability savings plans and tax-free savings accounts (“TFSAs”).

Notwithstanding the foregoing, if the Common Shares are a “prohibited investment” (as defined in the Tax Act) for a trust governed by a TFSA, RRSP or RRIF, the holder of such TFSA or the annuitant of such RRSP or RRIF, as the case may be, will be subject to a penalty tax as set out in the Tax Act. The Common Shares generally will not be a “prohibited investment” provided that the holder of a TFSA, or the annuitant under a RRSP or RRIF, as the case may be, deals at arm’s length with the Issuer and does not hold a “significant interest” (within the meaning of subsection 207.01(4) of the Tax Act) in the Issuer. In addition, the Common Shares will not be a “prohibited investment” for a trust governed by a TFSA, RRSP or RRIF if the Common Shares are “excluded property” as defined in subsection 207.01(1) of the Tax Act for such trust. Prospective purchasers who intend to hold their Common Shares in their TFSAs, RRSPs or RRIFs should consult their own tax advisors regarding their particular circumstances.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada and with the United States Securities and Exchange Commission (the “SEC”). Copies of the documents incorporated herein by reference may be obtained on request without charge from the secretary of Student Transportation Inc., at 3349 Highway 138, Building A, Suite C, Wall, New Jersey 07719, telephone 732-280-4200. In addition, copies of the documents incorporated by reference herein may be obtained from the securities commissions or similar authorities in Canada through the internet at www.sedar.com.

The following documents, filed with the securities commissions or similar authorities in the provinces and territories of Canada, are specifically incorporated by reference into and form an integral part of this short form prospectus:

(a)	annual information form of the Issuer dated September 23, 2014 (the “AIF”);

(b)	management information circular of the Issuer dated September 23, 2014 distributed in connection with the annual meeting of shareholders held on November 6, 2014;

(c)	audited consolidated financial statements of the Issuer for the financial years ended June 30, 2014 and 2013, together with the notes thereto and the report of the independent registered public accounting firm thereon;

(d)	management’s discussion and analysis of financial condition and results of operations of the Issuer for the financial years ended June 30, 2014 and 2013;

(e)	unaudited consolidated interim financial statements of the Issuer for the three and six months ended December 31, 2014 and 2013, together with the notes thereto; and

(f)	management’s discussion and analysis of financial condition and results of operations of the Issuer for the three and six months ended December 31, 2014 and 2013.

Any material change reports (excluding confidential reports), business acquisition reports, interim financial statements, annual financial statements and the report of the independent registered public accounting firm thereon, management’s discussion and analysis of financial condition and results of operations in respect of the periods covered by such interim or annual financial statements, annual information forms, and management information circulars (excluding those portions that are not required pursuant to National Instrument 44-101 Short Form Prospectus Distributions of the Canadian Securities Administrators to be incorporated by reference herein) filed by the Issuer with the securities commissions or similar authorities in the provinces and territories of Canada subsequent to the date of this short form prospectus and prior to the termination of this distribution shall be deemed to be incorporated by reference in this short form prospectus.

To the extent that any document or information incorporated by reference into this prospectus is included in a report that is filed with the SEC by the Issuer on Forms 40-F, 20-F, 10-K, 10-Q, 8-K or 6-K (or any respective successor form), such document or information shall also be deemed to be incorporated by reference as an exhibit to the registration statement on Form F-10 relating to the securities of which this prospectus is a part.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this short form prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that was required to be stated or that was necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this short form prospectus.

AVAILABLE INFORMATION

This prospectus is part of the registration statement on Form F-10 relating to the Common Shares that we filed with the SEC. This prospectus does not contain all of the information set forth in such registration statement, certain items of which are contained in the exhibits to the registration statement as permitted or required by the rules and regulations of the SEC. Items of information omitted from this prospectus but contained in the registration statement are available on the SEC’s website at www.sec.gov.

In addition to our continuous disclosure obligations under Canadian securities laws, we are subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, in accordance therewith, file reports and other information with the SEC. Under a multijurisdictional disclosure system adopted by the United States and Canada, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. Such reports and other information concerning us can be inspected and copied, for a fee, at the public reference facilities maintained by the SEC at: 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at l-800-SEC-0330 for further information on the public reference room. The SEC also maintains a website at www.sec.gov that contains these materials.

MEANING OF CERTAIN REFERENCES

The Issuer, an Ontario corporation, is the issuer of the Common Shares. Unless otherwise stated or the context otherwise requires, references in this short form prospectus to the “Issuer” refer to Student Transportation Inc., and references in this short form prospectus to “the Company”, “we” or “us” refer to the combination of the Issuer and all of its direct and indirect subsidiaries.

Throughout this short form prospectus, unless otherwise indicated, all references to generally accepted accounting principles (“GAAP”) are to accounting principles generally accepted in the United States. The financial statements of the Issuer contained in this short form prospectus have been prepared in accordance with GAAP.

Unless expressly provided to the contrary, all monetary amounts in this short form prospectus refer to Canadian dollars. All references to “US$” are to United States dollars.

EXCHANGE RATES

The following table reflects (i) the low and high rates of exchange for one United States dollar, expressed in Canadian dollars, during the periods noted, (ii) the rates of exchange at the end of such periods and (iii) the average of such exchange rates during such periods, based on the Bank of Canada noon spot rate of exchange.

	Six months ended		12 months ended
	December 31, 2013	December 31, 2014	June 30, 2013	June 30, 2014
Low for the period	$1.0237	$1.0634	$0.9710	$1.0237
High for the period	$1.0697	$1.1643	$1.0532	$1.1251
Rate at the end of the period	$1.0636	$1.1601	$1.0512	$1.0676
Average noon spot rate for the period	$1.0439	$1.1121	$1.0046	$1.0704

Source: Bank of Canada

On February 19, 2015, the Bank of Canada noon spot rate of exchange was US$1.00 = $1.2486.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This short form prospectus, including each of the documents incorporated by reference herein, may contain forward-looking information within the meaning of applicable Canadian securities laws about the Issuer including, without limitation, its business operations, strategy and future financial condition, results of operations, revenues to be earned on new contracts and expected fuel costs. The purpose of forward-looking information is to provide the reader with information about management’s expectations and plans for the applicable period. Readers are cautioned that such information may not be appropriate for other purposes. Such information is based on the expectations of management of the Company and estimates about the markets in which the Company operates and management’s beliefs and assumptions regarding these markets. In some cases, forward-looking information may be identified by words such as “anticipate”, “believe”, “could”, “expect”, “plan”, “seek”, “may”, “intend”, “will” and similar expressions. This information is subject to important risks and uncertainties, which are difficult to predict, and assumptions which may prove to be inaccurate. Some of the risk factors which could cause results or events to differ materially from expectations include but are not limited to: the ability to control certain operating expenses; significant capital expenditure requirements; the Company’s ability to achieve its business objectives depends on many factors, many of which are beyond its control; the Company’s consolidated indebtedness; the restrictive covenants of the senior credit facility between the Company and a syndicate of financial institutions dated as of February 4, 2011 in the form of a secured credit facility in the approximate amount of US$225 million for working capital, capital expenditure and growth expenditure borrowings, or any successor senior credit facility, as the same may be amended, supplemented or restated from time to time (the “Credit Facility”), the senior note agreement dated as of December 14, 2006 between the Company and two Canadian insurance companies in the form of a US$35 million senior secured facility, as the same may be amended, supplemented or restated from time to time, the indenture dated as of June 21, 2010 between the Issuer and Computershare Trust Company of Canada, as trustee, as the same may be amended, supplemented or restated from time to time (the “6.75% Debenture Indenture”), the indenture dated as of June 7, 2011 between the Issuer and Computershare Trust Company of Canada, as trustee, as the same may be amended, supplemented or restated from time to time (the “6.25% U.S. Debenture Indenture”), the indenture dated November 12, 2013 between the Issuer and Computershare Trust Company of Canada, as trustee, as the same may be amended, supplemented or restated from time to time (the “6.25% Canadian Debenture Indenture” and, together with the 6.75% Debenture Indenture and the 6.25% U.S. Debenture Indenture, the “Indentures”); risks in connection with its acquisition strategies; substantial competition in the school bus transportation industry and increased consolidation within the industry; dependence on certain key personnel; a greater number of the Company’s employees may join unions; rising insurance costs; lack of insurance for certain losses; current and new governmental laws and regulations; environmental requirements; seasonality of the school bus transportation industry; inability to maintain letters of credit or performance bonds required by transportation contracts; termination of customer contracts due to factors beyond the Company’s control; uncertain risks associated with the Company’s oil and gas operations; the Company’s status as a “foreign private issuer” (as such term is defined in Rule 405 under the United States Securities Act of 1933, as amended); potential future loss of foreign private issuer status; the Company’s status as an “emerging growth company” under the United States Jumpstart Our Business Startups Act of 2012 may make its Common Shares less attractive to investors and may make it more difficult to raise capital in the future; financial reporting obligations of being a public company in the United States; the reduction in spending by school districts and other governmental agencies due to economic and financial market conditions; the Company’s exposure to terrorist attack, man-made or natural disasters or cyber-terrorism; the dependence on Student Transportation of America Holdings, Inc. (“STA Holdings”) and Parkview Transit Inc. (“Parkview Transit”) for all cash available for distributions; the fact that a significant amount of the Company’s cash is distributed; failure to receive dividends from STA Holdings or Parkview Transit provided for in the dividend policy of the board of directors of STA Holdings and Parkview Transit, respectively, or any dividends at all; fluctuations in the exchange rate; the Company’s substantial consolidated indebtedness and changes in the Issuer’s creditworthiness; dilution from future sales of Common Shares; continuation of the investment eligibility as qualified investments; the volatility of the market price for the Common Shares; the Company’s interest deductions on the 14% subordinated notes of Student Transportation of America ULC (“STA ULC”) that were due December 21, 2016 are likely “dual consolidated losses” for U.S. federal income tax purposes and may result in disallowance of interest deductions if certain “triggering events” occur; and the application of U.S. federal income tax corporate “inversion” rules is uncertain. See “Risk Factors”.

Some of these risk factors are largely beyond the control of the Company. In addition, a number of assumptions may be made in providing forward-looking information in this short form prospectus, including, but not limited to, certain Canadian economic assumptions, market assumptions, operational and financial assumptions, and assumptions about transactions, including that the Offering will be completed. Should any risk factor affect the Company in an unexpected manner, or should assumptions underlying the forward-looking information prove incorrect, the actual results or events may differ materially from the results or events predicted. Unless otherwise indicated, forward-looking information does not take into account the effect that transactions or non-recurring or other special items announced or occurring after the date of the forward-looking information may have on the business of the Company. All of the forward-looking information reflected in this short form prospectus and the documents incorporated herein are qualified by these cautionary statements. There can be no assurance that the results or developments anticipated by the Issuer will be realized or, even if substantially realized, that they will have the expected consequences for the Issuer. Except as may be required by Canadian and United States securities laws, the Issuer disclaims any intention and assumes no obligation to update or revise any forward-looking information, even if new information becomes available, as a result of future events or for any other reason. Readers should not place undue reliance on any forward-looking information.

THE ISSUER AND THE COMPANY

The Issuer is a corporation established under the laws of Ontario. The Issuer owns all of the Class A common shares of STA Holdings, representing a 98.5% voting interest, and 100% of the issued and outstanding common shares of Parkview Transit, a corporation formed by amalgamation under the laws of Ontario. STA ULC, an unlimited liability company organized under the laws of Nova Scotia, owns all of the preferred shares of STA Holdings. STA Holdings owns all of the issued and outstanding shares of Student Transportation of America, Inc. and all of the issued and outstanding common shares of STA ULC. The registered head office of the Issuer is located at 160 Saunders Road, Unit 6, Barrie, Ontario L4N 9A4.

The Company is the third largest provider of school bus transportation services in North America, conducting operations through wholly-owned operating subsidiaries. The Company has become a leading school bus transportation company, aggregating operations through the consolidation of existing providers, targeted bid-ins and conversion of in-house operations in the fragmented industry. Based on industry sources, educational institutions in North America spend approximately $24 billion annually on school bus transportation. The Company currently provides school bus transportation services in Ontario, Canada and the following U.S. states: California, Connecticut, Florida, Idaho, Illinois, Maine, Minnesota, Missouri, Nebraska, New Hampshire, New Jersey, New York, Pennsylvania, Rhode Island, Texas, Vermont, Washington and Wisconsin. The Company also operates a business development office in South Carolina.

The Company’s services include home-to-school busing, special needs transportation and extracurricular and charter trips for school and other groups. The Company’s primary service of transporting students to and from school (referred to as “home-to-school” busing) comprises approximately 88% of revenue. Included in home-to-school busing is the transportation of students with special needs, or special education transportation. Special education transportation typically requires the transportation of students to destinations outside their home district and usually is performed with smaller monitored vehicles. Extracurricular transportation typically accounts for 6% of revenue. The Company also provides charter services for athletic events, field trips, summer camp routes and other non-school related charter services, and receives revenue associated with the oil and gas portfolio of assets acquired in connection with the acquisition of Canadex Resources Limited. These services and revenues account for approximately 6% of revenue. By successfully executing a business strategy that emphasizes safe, reliable, cost-efficient service, the Company has experienced strong and consistent growth in revenue, margins and earnings before interest, taxes, depreciation, amortization and lease rental expense. Approximately 88% of our revenue is contracted with an average term of three to eight years. Our growth through strategic acquisitions, targeted bid-in and conversion opportunities and, more recently, management services contracts, has successfully leveraged management strength and created operating efficiencies.

STA Holdings is a corporation established under the laws of Delaware with its registered head office at 3349 Highway 138, Building A, Suite C, Wall, New Jersey.

RECENT DEVELOPMENTS

The following is a summary of the significant developments in the operations and affairs of the Issuer which have occurred since June 30, 2014 and which have not been described elsewhere in this short form prospectus or in the documents incorporated by reference herein.

On July 8, 2014, the Issuer announced that it had recently completed negotiations for the conversion of three school district transportation systems in Pennsylvania, Vermont, and Idaho. The three new, long-term contracts will add over 290 vehicles and increase current fiscal year revenues by US$11 million annually. The contracts all include annual increases and two of the three customers will be supplying the fuel for their contracts.

On July 15, 2014, the Issuer announced that it was awarded a new five-year contract with St. Paul Public Schools in Minnesota. The initial award reflected 60 routes, which was subsequently reduced to 42 routes by the school district for the annual contract that started in August 2014. The contract is expected to generate approximately US$2.7 million in annual revenue and features new propane-powered vehicles and a refurbished facility located in St. Paul.

On August 19, 2014, the Issuer entered into a new, five-year extension to its senior credit facility led by BMO Harris Bank of Chicago. In addition to BMO Harris Bank, the syndicate previously included The Bank of Nova Scotia, The Toronto Dominion Bank, Fifth Third Bank, Siemens Financial Services and Raymond James Bank. The new amended credit facility will increase commitments by US$60 million from the current US$165 million to US$225 million and has been extended for an additional five year period. The increase in the size of the facility comes from the addition of HSBC Bank Canada and National Bank Financial joining the syndicate group, as well as increased positions made by The Toronto Dominion Bank and Fifth Third Bank. The new

amended facility also provides for a US$100 million “accordion feature” which provides access to a larger facility should it be needed in the future.

On October 21, 2014, the Issuer announced that it had renewed its normal course issuer bid. Pursuant to the issuer bid, the Issuer is permitted to acquire up to a maximum number of Common Shares equal to the lesser of 4,158,553 Common Shares, being 5% of the issued and outstanding Common Shares as of October 14, 2014, and that number of Common Shares that can be purchased under the normal course issuer bid for an aggregate purchase price of C$5 million in the 12-month period commencing October 24, 2014 and ending on October 23, 2015.

On November 19, 2014, Barbara Basney was appointed to the Issuer’s board of directors. Ms. Basney is a seasoned senior executive and currently serves as Vice President of Global Advertising and Media for the Xerox Corporation headquartered in Norwalk, Connecticut. She is a board member of the Ad Council and International Advertising Association.

On December 9, 2014, the Issuer announced that it had been awarded a new contract with Columbia Public Schools in Columbia, Missouri. The initial three-year contract, with the option for additional renewal years, will commence in August 2015 and feature 212 new state-of-the-art school vehicles, bringing in annual revenues exceeding US$10 million. Other terms of the contract include fuel protection for Student Transportation of America, Inc. for all fuel in excess of one dollar per gallon, as well as the Company’s agreement to use district-owned facilities as part of this public-private partnership.

On February 4, 2015, the Issuer announced that it had locked in lower fuel costs relative to prior agreements for a portion of its fuel costs for fiscal 2016. Based on current fuel prices, the Company anticipates fuel expense for the current fiscal year will be in the range of 7.5% to 7.7% of revenue compared to the 8.8% reflected in the fiscal year 2014 results.

CONSOLIDATED CAPITALIZATION OF THE ISSUER

There have been no material changes in the Issuer’s share or loan capital, on a consolidated basis, since December 31, 2014. The following table sets forth the consolidated capitalization of the Issuer as at the dates indicated before and after completion of the Offering. This table should be read in conjunction with the financial statements of the Issuer (including the notes thereto) incorporated by reference into this short-form prospectus.

Designation	Authorized	As at December 31, 2014 before giving effect to the Offering		As at December 31, 2014 after giving effect to the Offering
Long-Term Debt(1)(2)	Unlimited	US$	148,494,000	US$	130,283,733
Convertible Debentures(2)	Unlimited	US$	167,137,000	US$	124,037,267
Shareholders’ Equity:
Common Shares	Unlimited		83,524,680		93,944,680	(3)

(1)	Excludes the convertible debentures issued under the Indentures.
(2)	Based on an exchange rate of C$1.1601 for US$1.00 as at December 31, 2014.
(3)	If the Over-Allotment Option is exercised in full, the total number of Common Shares will be 95,507,680.

In accordance with the terms of a subscription agreement dated April 18, 2008 between the Issuer and SNCF Participations S.A. (“SNCF”), the Issuer has provided SNCF with (i) notice of the Offering, and (ii) the opportunity to concurrently acquire, by way of a private placement at the offer price per Common Share under the Offering, such number of Common Shares so that SNCF may maintain its current ownership percentage of the Issuer.

USE OF PROCEEDS

The estimated net proceeds to be received by the Issuer from the Offering is $71,123,040 (assuming no exercise of the Over-Allotment Option), after the Underwriters’ Fee and expenses of the Offering (estimated to be $900,000). The net proceeds from the Offering will be used, directly and indirectly, to repay on maturity the Issuer’s 6.75% convertible debentures due June 30, 2015, to repay indebtedness under the Issuer’s credit facilities, which will provide additional borrowing capacity to fund the Issuer’s continued growth strategy, including through acquisition, bid-in and conversion opportunities, and for general corporate purposes. The indebtedness to be repaid under the credit facilities was incurred in the last two years for growth purposes.

PLAN OF DISTRIBUTION (CONFLICT OF INTEREST)

Pursuant to the Underwriting Agreement, the Issuer has agreed to issue and sell and the Underwriters have agreed to purchase on the closing date, being on or around March 6, 2015 or any other date as may be agreed upon by the Issuer and the Underwriters, but in any event not later than March 27, 2015, subject to the conditions stipulated in the Underwriting Agreement, all but not less than all of the 10,420,000 Common Shares offered hereby at a price of $7.20 per Common Share for total gross consideration of $75,024,000, payable in cash against delivery by the Issuer of certificates evidencing the Common Shares. The offering price of the Common Shares was determined by negotiation between the Issuer and the Underwriters. The Underwriting Agreement provides that the Issuer will pay the Underwriters’ Fee of $0.288 per Common Share issued and sold by the Issuer, for an aggregate fee payable by the Issuer of $3,000,960, in consideration for their services in connection with the Offering. In addition, the Issuer has agreed to reimburse the Underwriters for their costs related to any filings required to be made with the Financial Industry Regulatory Authority, Inc. (“FINRA”) (including filing fees and the reasonable fees and expenses of Underwriters’ counsel relating to such filings), which shall be approximately US$10,000.

The offering is being made concurrently in all of the provinces and territories of Canada, and in the United States through the Underwriters’ United States broker-dealer affiliates pursuant to the multijurisdictional disclosure system implemented by securities regulatory authorities in Canada and the United States. Subject to applicable law, the Underwriters may offer the Common Shares outside Canada and the United States.

The obligations of the Underwriters under the Underwriting Agreement are several and not joint and may be terminated at their discretion on the basis of the following events: (a) if, any inquiry, action, suit, investigation or other proceeding (whether formal or informal) is commenced, announced or threatened or any order is issued under or pursuant to any relevant statute or by any federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality or any third party, including, without limitation, the TSX, the NASDAQ or any securities regulatory authority (other than any such inquiry, action, suit, investigation or other proceeding or order relating solely to any of the Underwriters) or there is any change of law, or interpretation or administration thereof, which, in the reasonable opinion of that Underwriter, acting in good faith, (i) operates to prevent or materially restrict the trading in, or materially and adversely impacts the distribution or the marketability of the Common Shares, or materially and adversely affects or will materially and adversely affect the market price or value of the Common Shares; or (ii) operates to prevent, suspend, hinder, delay, restrict or otherwise materially adversely affect the transaction contemplated by this short form prospectus; (b) there occurs any material change (actual, imminent or reasonably expected) in the business, affairs, operations, assets, liabilities (contingent or otherwise), capital or ownership of the Issuer or its subsidiaries, taken as a whole, howsoever caused, or there should be discovered any previously undisclosed material fact (other than a material fact related solely to any of the Underwriters) or there should occur a change (other than a change related solely to any of the Underwriters) in a material fact contained in this short form prospectus, in each case which, in the opinion of such Underwriter, could reasonably be expected to have a significant adverse effect on the market price or value of the Common Shares; (c) there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence, including any act of terrorism, war or like event, or any governmental action, law, regulation, inquiry or other occurrence of any nature which, in the reasonable opinion of such Underwriter, materially adversely affects or may reasonably be expected to materially and adversely affect the financial markets in Canada or the United States or the business, operations or affairs of the Issuer and its subsidiaries, taken as a whole, or the marketability of the Common Shares; or (d) there is announced any change or proposed change in the Tax Act or the United States Internal Revenue Code of 1986, as amended, and the regulations thereunder or any other tax laws of Canada or the United States or any other jurisdiction and such change would, in the opinion of the Underwriter, acting reasonably, be expected to have a significant adverse effect on the market price, value or marketability of the Common Shares. If an Underwriter fails to purchase the Common Shares which it has agreed to purchase, the other Underwriters may, but are not obligated to, purchase the Common Shares. The Underwriters are, however, obligated to take up and pay for all Common Shares if any securities are purchased under the Underwriting Agreement.

The Issuer has granted the Underwriters the Over-Allotment Option, exercisable for a period of up to 30 days following the closing of the Offering, to purchase up to an additional 1,563,000 Common Shares at the initial Offering price. If the Over-Allotment Option is exercised in full, the total Price to the Public, the Underwriters’ Fee and the Proceeds to the Issuer will be $86,277,600, $3,451,104 and $82,826,496, respectively. A purchaser who acquires Common Shares forming part of the Over-Allotment Option acquires those Common Shares under this short form prospectus, regardless of whether the Over-Allotment Option is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. This short form prospectus qualifies the grant of the Over-Allotment and the issuance of the Common Shares on the exercise of the Over-Allotment Option.

Other than pursuant to certain exceptions (including, without limitation, the satisfaction of currently outstanding instruments and contractual commitments), the Issuer has agreed not to offer or issue, or enter into an agreement to offer or issue, Common Shares or any securities convertible or exchangeable for Common Shares, for a period of 90 days subsequent to the closing of the Offering, without the prior consent of Scotia Capital Inc., such consent not to be unreasonably withheld.

The Underwriters propose to offer the Common Shares to the public initially at the Offering price and in the principal amount, respectively, specified on the cover page of this short form prospectus. After the Underwriters have made a reasonable effort to sell all of the Common Shares at the Offering price and in the principal amount specified on the cover page, the Offering price for the Common Shares may be decreased and may be further changed from time to time to amounts not greater than those set forth on the cover page, and the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by the purchasers of the Common Shares is less than the amount paid by the Underwriters to the Issuer.

Pursuant to the rules and policy statements of certain Canadian securities regulators, the Underwriters may not, throughout the period of distribution under this short form prospectus, bid for or purchase Common Shares. The foregoing restriction is subject to certain exceptions, on the condition that the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in or raising the price of the Common Shares. Such exceptions include a bid or purchase permitted under the by-laws and rules of the TSX relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Subject to the foregoing and applicable laws in connection with the Offering, the Underwriters may over-allot Common Shares or effect transactions intended to stabilize or maintain the market price of the Common Shares at a higher level than that which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time during the Offering.

Under the Underwriting Agreement, the Issuer has agreed to indemnify and hold harmless the Underwriters and their respective officers, directors, employees and agents against certain liabilities.

The Common Shares are issued in “book-entry only” form and must be purchased or transferred through a participant in the CDS or DTC depository service (a “CDS or DTC Participant”). The Issuer will cause a global certificate or certificates representing any Common Shares delivered to, and registered in the name of, CDS, or DTC or their nominee. All rights of holders of Common Shares must be exercised through, and all payments or other property to which such holder is entitled will be made or delivered by, CDS or DTC or the CDS or DTC Participant through which the holder of Common Shares holds such securities. Each person who acquires Common Shares will receive only a customer confirmation of purchase from the Underwriter or registered dealer from or through which the Common Shares are acquired in accordance with the practices and procedures of that Underwriter or registered dealer. The practices of registered dealers may vary, but generally customer confirmations are issued promptly after execution of a customer order. CDS and DTC are responsible for establishing and maintaining book-entry accounts for its CDS or DTC Participants, as applicable, having interests in the Common Shares. See “Description of Common Shares”.

The Issuer expects to deliver the Common Shares against payment for the Common Shares on or about March 6, 2015, which will be the fifth business day following the date of the initial sale of the Common Shares by the Underwriters. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade Common Shares on the date of pricing or the next four succeeding business days will be required, by virtue of the fact that the Common Shares initially will settle in T+5, to specify alternative settlement arrangements to prevent a failed settlement.

The Issuer has applied to list the securities distributed under this amended and restated preliminary short form prospectus on the TSX and has notified the NASDAQ as to the additional shares to be listed. Listing on the TSX will be subject to the Issuer fulfilling all the listing requirements of the TSX.

Conflict of Interest

Depending on the results of the Offering, the Issuer may elect to use more than five percent of the net proceeds of the Offering, not including underwriting compensation, to reduce or to retire the balance of the Credit Facility, which was extended by, among others, affiliates of Scotia Capital Inc., National Bank Financial Inc., BMO Nesbitt Burns Inc., TD Securities Inc., Raymond James Ltd., and HSBC Securities (Canada) Inc., such underwriters may be deemed to have a “conflict of interest” under Rule 5121 of the FINRA (“Rule 5121”). See “Relationship Between Issuer and Underwriters”. Accordingly, the Offering will be made in compliance with the applicable provisions of Rule 5121. Under Rule 5121, the appointment of a “qualified independent underwriter” is not necessary in connection with the Offering, because the Offering is of a class of securities having a “bona fide public market” (as defined in Rule 5121). The US broker-dealer affiliates of Scotia Capital Inc., National Bank Financial Inc., BMO Nesbitt Burns Inc., TD Securities Inc., Raymond James Ltd., and HSBC Securities (Canada) Inc., will not confirm sales to any accounts over which it exercises discretionary authority without first receiving a written consent from those accounts.

DESCRIPTION OF COMMON SHARES

General

The Issuer is authorized to issue an unlimited number of Common Shares. The Common Shares are not redeemable or convertible. Each Common Share carries the right to receive notice of and one vote at a meeting of shareholders; the right to participate in any distribution of the assets of the Issuer on liquidation, dissolution or winding up; and the right to receive dividends if, as and when declared by the board of directors of the Issuer. As of the close of business on February 19, 2015, there were 83,734,256 Common Shares outstanding. The Common Shares are listed and posted for trading on the TSX and the NASDAQ under the symbol “STB”.

PRIOR SALES

The following table summarizes details of the Common Shares issued by the Issuer pursuant to its dividend reinvestment plan during the 12-month period before the date of this short form prospectus.

Date	Price per Common Share ($)	Number of Common Shares
February 17, 2014	6.498709	121,018
March 17, 2014	6.791843	115,297
April 15, 2014	6.592120	120,167
May 15, 2014	6.642269	119,888
June 16, 2014	6.755177	118,540
July 15, 2014	6.796693	118,736
August 15, 2014	6.904751	117,591
September 15, 2014	6.835202	118,198
October 15, 2014	6.683397	120,656
November 17, 2014	6.983030	116,582
December 15, 2014	6.993797	116,368
January 15, 2015	6.801640	120,318

PRICE RANGE AND TRADING VOLUME

The following table shows the monthly range of high and low prices per Common Share and total monthly volumes traded on the TSX during the 12-month period before the date of this short form prospectus.

Month	High	Low	Volume
February 2014	$6.89	$6.68	1,740,939
March 2014	$7.08	$6.84	1,750,044
April 2014	$6.92	$6.74	1,018,027
May 2014	$6.90	$6.77	968,697
June 2014	$7.20	$6.85	1,619,759
July 2014	$7.13	$6.96	1,404,725
August 2014	$7.15	$7.00	1,570,777
September 2014	$7.10	$6.91	1,609,197
October 2014	$7.19	$6.89	2,952,222
November 2014	$7.32	$7.08	1,463,462
December 2014	$7.28	$7.07	2,237,154
January 2015	$7.35	$6.99	2,705,078
February 1, 2015 to February 19, 2015	$7.44	$7.09	1,316,275

On February 19, 2015 being the last day on which the Common Shares traded prior to the public announcement of the Offering, the closing price of the Common Shares on the TSX was $7.44.

The following table shows the monthly range of high and low prices per Common Share and total monthly volumes traded on the NASDAQ during the 12-month period before the date of this short form prospectus.

Month	High	Low	Volume
February 2014	US$6.21	US$6.04	591,245
March 2014	US$6.39	US$6.17	587,933
April 2014	US$6.28	US$6.15	537,736
May 2014	US$6.35	US$6.19	481,151
June 2014	US$6.68	US$6.26	323,814
July 2014	US$6.65	US$6.45	313,388
August 2014	US$6.55	US$6.40	334,811
September 2014	US$6.47	US$6.24	420,493
October 2014	US$6.40	US$6.01	458,076
November 2014	US$6.43	US$6.19	257,439
December 2014	US$6.39	US$6.09	465,178
January 2015	US$6.16	US$5.54	595,309
February 1, 2015 to February 19, 2015	US$5.97	US$5.64	358,779

On February 19, 2015 being the last day on which the Common Shares traded prior to the public announcement of the Offering, the closing price of the Common Shares on the NASDAQ was US$5.95.

DIVIDEND POLICY

The Offering is expected to close on or about March 6, 2015. If the Offering closes on March 6, 2015, purchasers of Common Shares under the Offering will not be entitled to the monthly dividend declared by the Issuer’s board of directors of $0.04636833 per Common Share payable on or about March 16, 2015 to holders of record on February 27, 2015. Purchasers of Common Shares who hold their Common Shares of record on March 31, 2015 will be entitled to the monthly dividend declared by the Issuer’s board of directors of $0.04636833 per Common Share payable on or about April 15, 2015.

RELATIONSHIP BETWEEN ISSUER AND UNDERWRITERS

One or more bank affiliates of each of Scotia Capital Inc., National Bank Financial Inc., BMO Nesbitt Burns Inc., TD Securities Inc., Raymond James Ltd., and HSBC Securities (Canada) Inc. is a lender to affiliates of the Issuer under the Credit Facility. Consequently, the Issuer may be considered a connected issuer of each of Scotia Capital Inc., National Bank Financial Inc., BMO Nesbitt Burns Inc., TD Securities Inc., Raymond James Ltd., and HSBC Securities (Canada) Inc. under applicable securities laws in certain Canadian provinces and territories.

As at February 19, 2015, approximately US$123,637,478 was outstanding under the Credit Facility. As at the date hereof, the Issuer is in compliance with all material terms of the agreement governing the Credit Facility and none of the lenders under the Credit Facility has waived any breach by the Issuer thereunder since its execution. The Issuer has granted a general security over all of its assets to the lenders under the Credit Facility. Neither the financial position of the Issuer nor the value of the security under the Credit Facility has changed substantially since the indebtedness under the Credit Facility was incurred. A portion of the net proceeds of this Offering will be used to repay a portion of indebtedness to these lenders outstanding under the Credit Facility. See “Use of Proceeds”.

The decision to distribute the Common Shares offered hereunder and the determination of the terms of the distribution were made through negotiations primarily between the Issuer and Scotia Capital Inc. and National Bank Financial Inc. on their own behalf and on behalf of the other Underwriters. The lenders under the Credit

Facility did not have any involvement in such decision or determination, but have been advised of the issuance and terms thereof. As a consequence of this issuance, each of Scotia Capital Inc., National Bank Financial Inc., BMO Nesbitt Burns Inc., TD Securities Inc., Raymond James Ltd., and HSBC Securities (Canada) Inc. will receive their respective share of the Underwriters’ Fee.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Goodmans LLP, counsel to the Issuer, and Torys LLP, counsel to the Underwriters, the following summary describes, as of the date hereof, the principal Canadian federal income tax considerations generally applicable under the Tax Act to a holder who acquires Common Shares pursuant to this Offering and who, for the purposes of the Tax Act and at all relevant times, beneficially owns Common Shares as capital property, and deals at arm’s length with, and is not affiliated with, the Issuer (a “Holder”). The Common Shares generally will be considered to be capital property to a Holder unless either the Holder holds (or will hold) such Common Shares in the course of carrying on a business of trading and dealing in securities, or the Holder has acquired (or will acquire) such Common Shares in a transaction or transactions considered to be an adventure or concern in the nature of trade.

This summary is not applicable to: (a) a holder that is a “financial institution”, as defined in the Tax Act for purposes of the mark-to-market rules; (b) a Holder, an interest in which would be a “tax shelter investment” as defined in the Tax Act; (c) a Holder that is a “specified financial institution” as defined in the Tax Act; (d) a Holder that has elected to report its “Canadian tax results”, as defined in the Tax Act, in a currency other than Canadian currency; (e) a Holder that is a corporation resident in Canada (for purposes of the Tax Act), that is, or becomes as part of a transaction or event or series of transactions or events that includes the acquisition of Common Shares, controlled by a non-resident corporation for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act; or (f) a Holder that has entered into or will enter into a “derivative forward agreement”, as defined in the Tax Act, with respect to the Common Shares. Any such holder to which this summary does not apply should consult its own tax advisor with respect to an investment in Common Shares.

This summary is based on the current provisions of the Tax Act and the regulations promulgated thereunder (the “Regulations”) and counsel’s understanding of the current administrative and assessing policies and practices of the Canada Revenue Agency published in writing prior to the date hereof. This summary also takes into account all specific proposals to amend the Tax Act and the Regulations which have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”). No assurance can be given that the Tax Proposals will be enacted as currently proposed or at all. This summary is not exhaustive of all possible Canadian federal income tax consequences and, except for the Tax Proposals, does not take into account, or anticipate any changes in law, whether by legislative, regulatory or judicial action or decision, nor does it address any provincial, territorial or foreign income tax considerations.

This summary is of a general nature only and should not be construed to be, nor is it intended to be, legal or tax advice or representations to any particular Holder. Accordingly, Holders should consult their own tax advisors for advice with respect to the income tax consequences to them having regard to their particular circumstances.

Residents of Canada

The following discussion applies to Holders who, for the purposes of the Tax Act and any applicable income tax treaty or convention, and at all relevant times, are residents of Canada (“Resident Holders”). Certain Resident Holders whose Common Shares might not otherwise qualify as capital property may, in certain circumstances, treat such Common Shares and every other “Canadian security” (as defined in the Tax Act) as capital property by making an irrevocable election pursuant to subsection 39(4) of the Tax Act. Resident Holders should consult their own tax advisors for advice with respect to whether an election under subsection 39(4) of the Tax Act is available or advisable having regard to their particular circumstances.

Dividends on Common Shares

Dividends received or deemed to be received on the Common Shares by a Resident Holder who is an individual (other than in respect of certain trusts) will be included in the individual’s income and generally will be subject to the gross-up and dividend tax credit rules normally applicable under the Tax Act to taxable dividends received from “taxable Canadian corporations”, as defined in the Tax Act, including the enhanced gross-up and dividend tax credit applicable to any dividend designated as an “eligible dividend” in accordance with the provisions of the Tax Act. There may be limitations on the Issuer’s ability to designate all dividends on the Common Shares as “eligible dividends”.

Dividends received or deemed to be received on Common Shares by a Resident Holder that is a corporation will be included in computing the corporation’s income and generally will also be deductible in computing its taxable income. A Resident Holder that is a “private corporation” or a “subject corporation”, each as defined in the Tax Act, may be liable under Part IV of the Tax Act to pay a refundable tax at a rate of 33 1/3% on dividends received or deemed to be received on the Common Shares to the extent that such dividends are deductible in computing the Resident Holder’s taxable income. In general, the refundable tax is refunded when such corporation pays taxable dividends at a rate of $1.00 of refund for every $3.00 of taxable dividends paid while it is a “private corporation” or “subject corporation”.

Dispositions of Common Shares

A disposition, or a deemed disposition, of a Common Share (other than to the Issuer, unless purchased by the Issuer in the open market in the manner in which shares are normally purchased by any member of the public in the open market) by a Resident Holder generally will give rise to a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Common Share, net of any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base of the Common Share to the Resident Holder. For this purpose, the adjusted cost base to a Resident Holder of Common Shares will be determined at any time by averaging the cost of such Common Shares with the adjusted cost base of any other Common Shares owned by the Resident Holder as capital property at that time. Such capital gain (or capital loss) will be subject to the treatment described below under “Taxation of Capital Gains and Capital Losses”.

Refundable Tax

A Resident Holder that is throughout its taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay a refundable tax on certain investment income, including taxable capital gains (as defined below), but excluding dividends or deemed dividends deductible in computing taxable income. In general, the refundable tax is refunded when such corporation pays taxable dividends at a rate of $1.00 of refund for every $3.00 of taxable dividends paid while it is a “private corporation”.

Taxation of Capital Gains and Capital Losses

Generally, one-half of any capital gain (a “taxable capital gain”) realized by a Resident Holder for a taxation year must be included in the Resident Holder’s income in the year. A Resident Holder is required to deduct one-half of any capital loss (an “allowable capital loss”) realized in the year from taxable capital gains realized in that year. Allowable capital losses in excess of taxable capital gains realized in a taxation year may be carried back and deducted in any of the three preceding taxation years, or in any subsequent year, from net taxable capital gains realized in such years (but not against other income) to the extent and under the circumstances described in the Tax Act.

If the Resident Holder is a corporation, any such capital loss realized on the disposition of a Common Share may in certain circumstances be reduced by the amount of any dividends which have been received or which are deemed to have been received on the Common Share to the extent and under the circumstances described in the

Tax Act. Similar rules may apply where a Common Share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. A Resident Holder to whom these rules may be relevant should consult with their own tax advisor.

Alternative Minimum Tax

Individuals, including certain trusts, are subject to an alternative minimum tax. Generally dividends received or deemed to be received on the Common Shares and capital gains realized on the disposition of Common Shares may increase a Resident Holder’s liability for alternative minimum tax. Resident Holders should consult with their own tax advisors with respect to the potential application of the alternative minimum tax.

Non-Resident Holders

The following discussion applies to Holders who, for the purposes of the Tax Act and any applicable income tax treaty or convention, and at all relevant times, are not (and are not deemed to be) resident in Canada and will not use or hold (and will not be deemed to use or hold) the Common Shares in, or in the course of, carrying on a business or part of a business in Canada (“Non-Resident Holders”). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere; such insurers should consult their own tax advisors.

Dividends on Common Shares

Canadian withholding tax at a rate of 25% (subject to reduction under the provisions of any applicable income tax treaty or convention) will be payable on dividends on Common Shares paid or credited, or deemed to be paid or credited, to a Non-Resident Holder. The rate of withholding tax applicable to a dividend paid on Common Shares to a Non-Resident Holder who is a resident of the United States for purposes of the Canada-United States Income Tax Convention (1980) (the “Convention”), beneficially owns the dividend and qualifies for full benefits under the Convention generally will be reduced to 15%. Not all persons who are residents of the United States for purposes of the Convention will qualify for full benefits under the Convention. A Non-Resident Holder who is a resident of the United States is advised to consult the Non-Resident Holder’s tax advisor in this regard. The rate of withholding tax on dividends may also be reduced under certain other bilateral income tax treaties or conventions to which Canada is a signatory.

Dispositions of Common Shares

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of any capital gain realized by such Non-Resident Holder on a disposition or deemed disposition of Common Shares unless the Common Shares constitute or are deemed to constitute “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention.

Generally, the Common Shares will not be taxable Canadian property of a Non-Resident Holder at a particular time, provided that (1) the Common Shares are listed at that time on a “designated stock exchange” (as defined in the Tax Act and which currently includes the TSX and the NASDAQ); and (2) at no time during the 60-month period that ends at the particular time both (a) (i) the Non-Resident Holder, (ii) persons with whom the Non-Resident Holder did not deal at arm’s length, (iii) partnerships in which such person(s) holds a membership interest directly or indirectly through one or more partnerships, or (iv) any combination of (i) to (iii) held 25% or more of the shares of any class of the share capital of the Issuer; and (b) more than 50% of the fair market value of such shares was derived, directly or indirectly, from one or any combination of: (i) real or immovable properties situated in Canada, (ii) “Canadian resource properties” (as defined in the Tax Act), (iii) “timber resource properties” (as defined in the Tax Act), or (iv) options in respect of, interests in, or for civil law rights in, any of the foregoing property, whether or not the property exists. Common Shares may also be deemed to constitute taxable Canadian property to a Non-Resident Holder in certain circumstances specified under the Tax Act.

If the Common Shares are considered to be, or are deemed to be, taxable Canadian property of a Non-Resident Holder, the tax consequences of realizing a capital gain on the disposition of such Common Shares as described above under the heading “Residents of Canada- Taxation of Capital Gains and Capital Losses” generally will apply, subject to the Non-Resident Holder being entitled to relief under the provisions of an applicable income tax treaty or convention. Non-Resident Holders whose Common Shares are taxable Canadian property should consult with their own tax advisors for advice having regard to their particular circumstances.

CERTAIN US FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain material United States federal income tax considerations, under current US law, generally applicable to a US Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of Common Shares acquired pursuant to this Offering. This summary does not address all potentially relevant US federal income tax matters and it does not address consequences to persons subject to special provisions of US federal income tax law, such as those described below as excluded from the definition of a US Holder. United States alternative minimum tax considerations are not addressed in this summary. In addition, this summary does not cover any state, local or foreign tax consequences, nor any US federal gift, estate or generation-skipping transfer tax consequences.

The following summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (the “IRS”) rulings, published administrative positions of the IRS, and court decisions that are currently applicable, any of which could be materially and adversely changed, possibly on a retroactive basis, at any time (including, without limitation, United States rates of taxation). This summary does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. Prospective purchasers of Common Shares should note that no rulings have been or will be sought from the IRS, nor will any opinions of counsel be obtained, with respect to any of the US federal income tax matters discussed in this summary. There is no assurance that the IRS will not successfully challenge the conclusions reached herein.

This summary is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of Common Shares and no opinion or representation with respect to the United States federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of Common Shares should consult their own tax advisors about the United States federal (income and non-income), state, local, and foreign tax consequences of purchasing, owning and disposing of Common Shares.

US Holders

As used herein, a “US Holder” means a holder of Common Shares, who is: a citizen, or an individual resident (as defined under United States tax laws), of the United States; a corporation created or organized in or under the laws of the United States or of any political subdivision thereof; an estate the income of which is taxable in the United States irrespective of source; or a trust if (a) a court within the United States is able to exercise primary supervision over the trust’s administration and one or more United States persons have the authority to control all of its substantial decisions or (b) the trust was in existence on August 20, 1996 and has properly elected to continue to be treated as a United States person.

This summary does not address the US federal income tax considerations applicable to US Holders that are subject to special provisions under the Code, including, but not limited to, the following: (a) US Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) US Holders that are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) US Holders that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) US Holders that have a “functional currency” other than the US dollar; (e) US Holders that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) US Holders that acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) US Holders that hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); or (h) US Holders that own or have owned (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of the Issuer. This summary also does not address the US federal income tax considerations applicable to US Holders who are: (a) US tax expatriates or former long-term residents of the US; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Common Shares in connection with carrying on a business in Canada; (d) persons whose Common Shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-US Tax Convention. US Holders that are subject to special provisions under the Code, including, but not limited to, US Holders described immediately above, should consult their own tax advisor regarding the US federal, US federal alternative minimum, US federal estate and gift, US state and local, and foreign tax consequences relating to the acquisition, ownership and disposition of Common Shares.

If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for US federal income tax purposes holds Common Shares, the US federal income tax consequences to such entity and the partners (or other owners) of such entity generally will depend on the activities of the entity and the status of such partners (or owners). This summary does not address the tax consequences to any such owner. Partners (or other owners) of entities or arrangements that are classified as partnerships or as “pass-through” entities for US federal income tax purposes should consult their own tax advisors regarding the US federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of Common Shares.

Anti-Deferral Provisions Assumed Not to Apply

Based on the nature of the Issuer’s current and expected income and the current and expected value and composition of the Issuer’s assets, the Issuer does not expect to be (and the remainder of this summary assumes, without opining, that the Issuer is not) a passive foreign investment company (“PFIC”) for US federal income tax purposes for its current taxable year or for subsequent taxable years. If the Issuer is or becomes a PFIC, the tax consequences summarized herein could be materially and adversely different.

Distributions on Common Shares

The gross amount of any distribution (including non-cash property) paid by the Issuer (including any Canadian taxes withheld therefrom) with respect to Common Shares generally should be included in the gross income of a US Holder as a dividend to the extent such distribution is paid out of current or accumulated earnings and profits of the Issuer, as determined under United States federal income tax principles. To the extent that the amount of any distribution exceeds the Issuer’s current and accumulated earnings and profits for a taxable year, the distribution first will be treated as a tax-free return of capital to the extent of the US Holder’s adjusted tax basis in the Common Shares and to the extent that such distribution exceeds the Holder’s adjusted tax basis in the Common Shares, will be taxed as a capital gain (see “Capital Gains and Losses” below). Dividends received by non-corporate US Holders may be subject to United States federal income tax at lower rates (generally at a rate of 15% or 20%) than other types of ordinary income if certain conditions are met. These conditions include the Issuer not being classified as a PFIC, the Issuer being within the definition of a “qualified foreign corporation”, the US Holder’s satisfaction of a holding period requirement, and the US Holder not treating the distribution as “investment income” for purposes of the investment interest deduction rules. In the case of US Holders that are corporations, such dividends generally will not be eligible for the dividends received deduction.

Dispositions of Common Shares

Gain or loss, if any, realized by a US Holder on the sale or other disposition of Common Shares generally will be subject to United States federal income taxation as a capital gain or loss in an amount equal to the difference between the US Holder’s adjusted tax basis in the Common Shares and the amount realized on the disposition. Net capital gains (i.e. capital gains in excess of capital losses) recognized by a non-corporate US Holder (including an individual) on capital assets that have been held for more than one year will generally be subject to a United States federal income tax rate of 15% or 20%. Deductions for capital losses are subject to certain limitations.

Foreign Tax Credit

A US Holder who pays (or has withheld from distributions) Canadian income tax with respect to the Common Shares may be entitled to either a deduction or a tax credit for such foreign tax paid or withheld, at the election of the US Holder. This election is made on a year-by-year basis and generally applies to all foreign taxes paid by (or withheld from) the US Holder during that year.

There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the US Holder’s United States income tax liability that the US Holder’s foreign source income bears to his, her or its worldwide taxable income. In determining this limitation, items of income and deduction must be classified as being from either foreign or domestic sources. In addition, this limitation is calculated separately with respect to specific “baskets” of income. Foreign taxes assigned to a particular class of income generally cannot offset United States tax on income assigned to another class. Based on the nature of the Issuer’s income, for purposes of calculating this limitation, the Issuer expects that distributions on the Issuer’s Common Shares that are treated as dividends generally will constitute income from sources outside the United States and generally will constitute passive category income. Any gain or loss recognized upon the sale or other disposition of Common Shares generally will be gain or loss from sources within the United States for purposes of this limitation. Unused foreign tax credits can generally be carried back one year and carried forward ten years. US Holders should consult their own tax advisors concerning the ability to utilize foreign tax credits.

Currency Fluctuations

For United States federal income tax purposes, the amount received by a US Holder as payment with respect to a distribution on, or disposition of, Common Shares, if paid in Canadian dollars, will generally be the US dollar value of the payment at the date of the payment, regardless of whether the payment is later converted into US dollars. In such case, the US Holder may recognize ordinary income or loss as a result of currency fluctuations between the date on which the payment is made and the date the payment is converted into US dollars.

Information Reporting and Backup Withholding

Payments made within the US or by a US payor or US middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, Common Shares will generally be subject to information reporting and backup withholding tax, at the rate of 28%, if a US Holder (a) fails to furnish such US Holder’s correct US taxpayer identification number (generally on Form W-9), (b) is notified by the IRS that such US Holder has previously failed to properly report interest and dividend income, or (c) fails to certify, under penalty of perjury, that such US Holder has furnished its correct US taxpayer identification number that the IRS has not notified such US Holder that it is subject to backup withholding tax, and that such US Holder is a US person. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the US backup withholding tax rules will be allowed as a credit against a US Holder’s US federal income tax liability, if any, or will be refunded, if such US Holder furnishes required information to the IRS in a timely manner. Each US Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

In addition, certain US persons are required to satisfy annual reporting requirements with respect to the holding of certain specified foreign financial assets, including stock of foreign issuers which is not held in an account, if the aggregate value of all specified foreign financial assets exceed certain minimum values, which vary depending on the US person’s residency and filing status (e.g., a US individual living in the US and not filing a joint tax return would be required to comply with these reporting requirements if the total value of his or her specified foreign financial assets for the year is either US$50,000 on the last day of the tax year or US$75,000 at any time during the tax year). The reporting requirements are met by filing Form 8938. The reporting requirements may also apply to certain US entities for future taxable years. US Holders should consult their own tax advisors regarding the requirements of filing information returns under these rules.

Net Investment Income Tax

Certain US Holders that are individuals, estates or trusts whose income exceeds certain thresholds will be required to pay an additional 3.8% tax on “net investment income”, which includes, among other things, dividends and net gain from the sale or other disposition of property (other than property held in a trade or business). US Holders are urged to consult with their own tax advisors regarding the effect, if any, of the tax on net investment income on their ownership and disposition of the Common Shares.

INTEREST OF EXPERTS

Certain legal matters relating to the Offering will be passed upon by Goodmans LLP, with respect to Canadian legal matters and by Thompson Coburn LLP, with respect to US legal matters, on behalf of the Issuer, and by Torys LLP, with respect to Canadian and US legal matters, on behalf of the Underwriters. No person or company whose profession or business gives authority to a statement made by such person or company and who is named in this short form prospectus or in a document that is specifically incorporated by reference into this short form prospectus as having prepared or certified a part of this short form prospectus has received or shall receive a direct or indirect interest in the property of the Issuer or of any associate or affiliate of the Issuer. As at the date hereof, the partners and associates of each of the foregoing firms beneficially own, directly or indirectly, less than one percent of the securities of the Issuer and its associates and affiliates. In addition, none of the aforementioned persons or companies, nor any director, partner, officer or employee of any of the aforementioned persons or companies, is or is expected to be elected, appointed or employed as a trustee, officer or employee of the Issuer or of any associates or affiliates of the Issuer.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Issuer are Ernst & Young LLP, Independent Registered Public Accounting Firm, MetroPark, 99 Wood Avenue South, P.O. Box 751, Iselin, New Jersey 08830-0471.

The transfer agent and registrar for the Common Shares is Computershare Investors Services Inc. at its principal office in Toronto, Ontario.

AGENT FOR SERVICE OF PROCESS

Each of Denis J. Gallagher, the Chairman and Chief Executive Officer of the Issuer, Patrick J. Walker, the Chief Financial Officer of the Issuer, David Scopelliti, a director of the Issuer, Wendi Sturgis, a director of the Issuer, and Barbara Basney, a director of the Issuer, resides outside of Canada and has appointed GODA Incorporators, Inc., 333 Bay Street, Suite 3400, Toronto, Ontario, M5H 2S7 as his or her agent for service of process. Ernst & Young LLP, Independent Registered Public Accounting Firm, the auditors of the Issuer, are organized under the laws of a foreign jurisdiction. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is organized under the laws of a foreign jurisdiction or who resides outside of Canada, even if the party has appointed an agent for services of process.

RISK FACTORS

An investment in the Common Shares involves a high degree of risk. An investment in the Common Shares should be considered speculative due to various factors. An investment in the Common Shares should only be made by persons who can afford the total loss of their investment. Prospective investors should consider carefully all of the information set out in this short form prospectus and in the documents incorporated by reference and the risks attaching to an investment in the Issuer, including, in particular, the specific factors set out under “Risk Factors” at pages 41 to 53 of the AIF, before making any investment decision. All statements regarding the Issuer’s business should be viewed in light of these risk factors. Investors should consider carefully whether investment in the Common Shares is suitable for them in the light of the information in this short form prospectus and in the documents incorporated by reference and their personal circumstances. Such information does not purport to be an exhaustive list. If any of the identified risks were to materialize, the Issuer’s business, financial position, results and/or future operations may be materially adversely affected. Additional risks and uncertainties not presently known to the Issuer, or which the Issuer currently deems immaterial, may also have an adverse effect upon the Issuer. There can be no certainty that the Issuer will be able to implement successfully the strategy set out in this short form prospectus and in the documents incorporated by reference. No representation is or can be made as to the future performance of the Issuer and there can be no assurance that the Issuer will achieve its objectives. Investors should consult their own professional advisors to assess the tax, legal and other aspects of an investment in Common Shares.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been filed with the SEC as part of the registration statement of which this short form prospectus forms a part: (i) the documents listed in the second paragraph under “Documents Incorporated by Reference”; (ii) the consent of Ernst & Young LLP, Independent Registered Chartered Accountants; (iii) the consent of Goodmans LLP; (iv) the consent of Torys LLP; and (v) powers of attorney from directors and officers of the Issuer.

STATUTORY AND CONTRACTUAL RIGHTS OF RESCISSION AND STATUTORY RIGHTS OF WITHDRAWAL

Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right generally may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some provinces and territories, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for the particulars of these rights or consult with a legal advisor.

ENFORCEMENT OF CERTAIN CIVIL LIABILITIES

The Issuer is incorporated under the laws of Canada and its principal place of business is in Canada. Most of the Company’s directors, and some of the experts named in this Prospectus, are residents of Canada, and all or a substantial portion of their assets and the Issuer’s assets, and a portion of the Company’s assets, are located outside the United States. The Company has appointed an agent for service of process in the United States but it may be difficult for holders of Common Stock who reside in the United States to effect service within the United States upon the Issuer or those directors, officers and experts who are not residents of the United States. Investors should not assume that a Canadian court would enforce a judgement of a United States court obtained in an action against the Company or such other persons predicated on the civil liability provisions of the United States federal securities laws or the securities or “blue sky” laws of any state within the United States or would enforce, in original actions, liabilities against the Company or such persons predicated on the United States federal securities laws or any such state securities or “blue sky” laws.

The Company filed with the SEC, concurrently with its registration statement on Form F-10, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company appointed Patrick J. Walker (the Chief Financial Officer of the Company) as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a United States court arising out of or relating to or concerning an offering of securities under this Prospectus.

PART II — INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

Indemnification of Certain Persons

Section 136 of the Business Corporations Act (Ontario), as amended, provides, in part, as follows:

(1) A corporation may indemnify a director or officer of the corporation, a former director or officer of the corporation or another individual who acts or acted at the corporation’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the corporation or other entity.

Advance of costs

(2) A corporation may advance money to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to in subsection (1), but the individual shall repay the money if the individual does not fulfill the conditions set out in subsection (3).

Limitation

(3) A corporation shall not indemnify an individual under subsection (1) unless the individual acted honestly and in good faith with a view to the best interests of the corporation or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at the corporation’s request.

(4) In addition to the conditions set out in subsection (3), if the matter is a criminal or administrative action or proceeding that is enforced by a monetary penalty, the corporation shall not indemnify an individual under subsection (1) unless the individual had reasonable grounds for believing that the individual’s conduct was lawful.

Derivative actions

(4.1) A corporation may, with the approval of a court, indemnify an individual referred to in subsection (1), or advance moneys under subsection (2), in respect of an action by or on behalf of the corporation or other entity to obtain a judgment in its favour, to which the individual is made a party because of the individual’s association with the corporation or other entity as described in subsection (1), against all costs, charges and expenses reasonably incurred by the individual in connection with such action, if the individual fulfills the conditions set out in subsection (3).

Right to indemnity

(4.2) Despite subsection (1), an individual referred to in that subsection is entitled to indemnity from the corporation in respect of all costs, charges and expenses reasonably incurred by the individual in connection with the defence of any civil, criminal, administrative, investigative or other proceeding to which the individual is subject because of the individual’s association with the corporation or other entity as described in subsection (1), if the individual seeking an indemnity,

(a) was not judged by a court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done; and

(b) fulfills the conditions set out in subsections (3) and (4).

Insurance

(4.3) A corporation may purchase and maintain insurance for the benefit of an individual referred to in subsection (1) against any liability incurred by the individual,

(a) in the individual’s capacity as a director or officer of the corporation; or

(b) in the individual’s capacity as a director or officer, or a similar capacity, of another entity, if the individual acts or acted in that capacity at the corporation’s request.

Application to court

(5) A corporation or a person referred to in subsection (1) may apply to the court for an order approving an indemnity under this section and the court may so order and make any further order it thinks fit.

(6) Upon an application under subsection (5), the court may order notice to be given to any interested person and such person is entitled to appear and be heard in person or by counsel.

Protection of Directors, Officers and Others

Section 6 of By-law No. 1 of the Registrant provides that no director or officer of the Registrant shall be liable for the acts, receipts, neglects or defaults of any other director, officer, employee or agent, or for joining in any receipt or other act for conformity, or for any loss, damage or expense happening to the Registrant through the insufficiency or deficiency of title to any property acquired for or on behalf of the Registrant, or for the insufficiency or deficiency of any security in or upon which any of the moneys of the Registrant shall be invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious acts of any person with whom any of the moneys, securities or effects of the Registrant shall be deposited, or for any loss occasioned by any error of judgment or oversight on the part of that person, or for any other loss, damage or misfortune whatever which shall happen in the execution of the duties of an office or in relation thereto, unless the same are occasioned by that person’s own wilful neglect or default. Nothing in the above by-law, however, would relieve any director or officer from the duty to act in accordance with the Business Corporation Act (Ontario) or from liability for any breach of that Act.

The By-laws further provide that the Registrant shall indemnify and hold harmless every director or officer, every former director or officer and every person who acts or acted at the Registrant’s request as a director or officer of a body corporate of which the Registrant is or was a shareholder or creditor (or a person who undertakes or has undertaken any liability on behalf of the Registrant or any such body corporate) and the heirs and legal representatives of that person, from and against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment reasonably incurred by that person in respect of any civil, criminal or administrative action or proceeding to which that person is made a party by reason of being or having been a director or officer of the Registrant or such body corporate, if: (a) that person acted honestly and in good faith with a view to the best interests of the Registrant; and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, that person had reasonable grounds for believing that the conduct was lawful.

The By-laws also permit the Registrant to purchase insurance for the benefit of the above persons. The Registrant maintains an insurance policy for its directors and officers and for the directors and officers of its subsidiaries (the “D&O program”). The primary insurance policy within the D&O program has a limit of liability applicable to the insured directors and officers of US$40 million per year on a claims-made basis. Under the policy, each entity has reimbursement coverage to the extent that it has indemnified directors and officers. The policy includes securities claims coverage, insuring against any legal obligation to pay on account of any securities claims brought against the Registrant and any of its subsidiaries. The total limit of liability is shared among the Registrant and its subsidiaries and their respective directors and officers so that the limit of liability will not be exclusive to any one of the entities or their respective directors and officers. The D&O program also contains an Excess Side A policy with a limit of US$15 million. The policy limits under the excess policy are available exclusively to the individual directors and officers. The current annual premium under the D&O program is US$457,202.

In addition the Registrant has entered into indemnification agreements with certain of its directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

EXHIBITS

Exhibit Number	Description

3.1*	Underwriting agreement

4.1**	Annual information form of the Registrant for the fiscal year ended June 30, 2014, dated September 23, 2014 (incorporated by reference to Exhibit 99.1 to the Registrant’s Annual Report on Form 40-F for the fiscal year ended June 30, 2014, filed with the US Securities and Exchange Commission (the “Commission”) on September 25, 2014)

4.2**	Management information circular of the Registrant dated September 23, 2014, prepared in connection with the annual and special meeting of shareholders of the Registrant held on November 6, 2014 (incorporated by reference to Exhibit 99.1 to the Registrant’s Report on Form 6-K furnished to the Commission on October 9, 2014)

4.3**	Audited consolidated financial statements of the Registrant for the fiscal years ended June 30, 2014 and 2013, together with the notes thereto and the auditor’s report thereon (incorporated by reference to Exhibit 99.2 to the Registrant’s Annual Report on Form 40-F for the fiscal year ended June 30, 2014, filed with the Commission on September 25, 2014)

4.4**	Management’s discussion and analysis of financial condition and results of operations of the Registrant for the fiscal year ended June 30, 2014 (incorporated by reference to Exhibit 99.3 to the Registrant’s Annual Report on Form 40-F for the fiscal year ended June 30, 2014, filed with the Commission on September 25, 2014)

4.5**	Unaudited interim consolidated financial statements of the Registrant for the three- and six-months ended December 31, 2014 and 2013, together with the notes thereto (incorporated by reference to Exhibit 99.1 to the Registrant’s Report on Form 6-K furnished to the Commission on February 11, 2015)

4.6**	Management’s discussion and analysis of the financial condition and results of operation by the Registrant for the three- and six-months ended December 31, 2014 (incorporated by reference to Exhibit 99.2 to the Registrant’s Report on Form 6-K furnished to the Commission on February 11, 2015)

5.1*	Consent of Ernst & Young LLP

5.2**	Consent of Goodmans LLP

5.3**	Consent of Torys LLP

6.1**	Power of attorney (included on the signature page to this Registration Statement).
*	Filed herewith.
**	Previously filed.

PART III—UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1. Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-10 or to transactions in said securities.

Item 2. Consent to Service of Process

Concurrently with the filing of this Form F-10, the Registrant has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

Any change to the name or address of the agent for service of the Registrant shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of this Registration Statement.

III-1

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-10, and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wall, State of New Jersey, Country of the United States of America, on the 20th day of February, 2015.

STUDENT TRANSPORTATION INC. (Registrant)

By:	/s/ Denis J. Gallagher
Denis J. Gallagher, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons and in the capacities and on the dates indicated.

SIGNATURE		TITLE	DATE

/s/ Denis J. Gallagher Denis J. Gallagher		Chairman, President, Chief Executive Officer and Director (Principal Executive Officer)	February 20, 2015

/s/ Patrick J. Walker Patrick J. Walker		Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	February 20, 2015

* Irving Gerstein		Director	February 20, 2015

* Barbara Basney		Director	February 20, 2015

* Kenneth B. Needler		Director	February 20, 2015

* Grace Palombo		Director	February 20, 2015

* George Rossi		Director	February 20, 2015

* David Scopelliti		Director	February 20, 2015

* Wendi Sturgis		Director	February 20, 2015

* Victor Wells		Director	February 20, 2015

*By	/s/ Patrick J. Walker Patrick J. Walker Attorney-in-Fact

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, as amended, the Authorized Representative has duly caused this Registration Statement to be signed on its behalf by the undersigned, solely in its capacity as the duly authorized representative of the Registrant in the United States on this 20th day of February, 2015.

STUDENT TRANSPORTATION OF AMERICA, INC.

By:	/s/ Patrick J. Walker
Patrick J. Walker, Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

3.1*	Underwriting agreement

4.1**	Annual information form of the Registrant for the fiscal year ended June 30, 2014, dated September 23, 2014 (incorporated by reference to Exhibit 99.1 to the Registrant’s Annual Report on Form 40-F for the fiscal year ended June 30, 2014, filed with the US Securities and Exchange Commission (the “Commission”) on September 25, 2014)

4.2**	Management information circular of the Registrant dated September 23, 2014, prepared in connection with the annual and special meeting of shareholders of the Registrant held on November 6, 2014 (incorporated by reference to Exhibit 99.1 to the Registrant’s Report on Form 6-K furnished to the Commission on October 9, 2014)

4.3**	Audited consolidated financial statements of the Registrant for the fiscal years ended June 30, 2014 and 2013, together with the notes thereto and the auditor’s report thereon (incorporated by reference to Exhibit 99.2 to the Registrant’s Annual Report on Form 40-F for the fiscal year ended June 30, 2014, filed with the Commission on September 25, 2014)

4.4**	Management’s discussion and analysis of financial condition and results of operations of the Registrant for the fiscal year ended June 30, 2014 (incorporated by reference to Exhibit 99.3 to the Registrant’s Annual Report on Form 40-F for the fiscal year ended June 30, 2014, filed with the Commission on September 25, 2014)

4.5**	Unaudited interim consolidated financial statements of the Registrant for the three- and six-months ended December 31, 2014 and 2013, together with the notes thereto (incorporated by reference to Exhibit 99.1 to the Registrant’s Report on Form 6-K furnished to the Commission on February 11, 2015)

4.6**	Management’s discussion and analysis of the financial condition and results of operation by the Registrant for the three- and six-months ended December 31, 2014 (incorporated by reference to Exhibit 99.2 to the Registrant’s Report on Form 6-K furnished to the Commission on February 11, 2015)

5.1*	Consent of Ernst & Young LLP

5.2**	Consent of Goodmans LLP

5.3**	Consent of Torys LLP

6.1**	Power of attorney (included on the signature page to this Registration Statement).
*	Filed herewith.
**	Previously filed.